# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Common Shares of Benficial Interest, $0.01 par value per share
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 01/02/2025
Amends the filing with accession number 0001193125-23-290730
Filed by CIK 0002002740
Persons authorized to receive notices and communications: Bain Capital SIP Investment LP, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital SIP Investments, LP (CIK 0002002740): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,480,000; shared voting power 0; sole dispositive power 3,480,000; shared dispositive power 0; aggregate amount beneficially owned 3,480,000 (24.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Benficial Interest, $0.01 par value per share
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date herof, the Reporting Person holds 3,480,000 Common Shares, representing approximately 24.8% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on information receieved by the Reporting Person from the Issuer, there are 14,048,570 Common Shares outstanding as of January 2, 2025
Transactions in the class effected during the past sixty days: Execept as reported in the Statement, neither the Reporting Person, SIP GP nor any of the indivuduals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.

## Signatures
- Bain Capital SIP Investments, LP: /s/ Kase Jubboori, Kase Jubboori, Authorized Signatory (01/06/2025)